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www.dechert.com

RICHARD HOROWITZ

Richard.Horowitz@dechert.com

+1 212 698 3525 Direct

+1 212 698 0452 Fax

November 22, 2024

David L. Orlic

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	AMG Comvest Senior Lending Fund (the “Fund”)

Registration Statement on Form N-2

File No. 333-282845

Dear Mr. Orlic:

We are writing in response to comments provided via telephonic discussions on November 5, 2024, and November 14, 2024, relating to the Fund’s draft registration statement on Form N-2 that was initially filed with the Securities and Exchange Commission (“SEC”) on April 18, 2024 and amended on August 12, 2024, September 27, 2024, and October 25, 2024 (as amended, the “Registration Statement”). We submitted a response letter on the Fund’s behalf on October 25, 2024, responding to the Staff’s comments on the Registration Statement (the “Prior Letter”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf. All capitalized terms not otherwise defined herein shall have the meaning given to them in the Registration Statement unless otherwise indicated.

On behalf of the Fund, set forth below are the SEC Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Legal Comments

Discretionary Repurchases of Shares

Comment 1. The Staff reissues Legal Comment 1 from the Prior Letter. Please revise the Registration Statement to limit the discussion of tender offers to how tender offers will be funded, the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. Please also disclose that the tender offers will be conducted in compliance with the tender offer rules under the Exchange Act. Disclosure should not address any procedures that the registrant currently intends to follow at the time

David L. Orlic November 22, 2024 Page 2

it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, when payment will be made, and at which points in the year tender offers are likely to occur because these procedures are subject to change, and such disclosure could be in contravention of Rule 14e-8 under the Exchange Act, which prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Instead, these additional details should be included in the tender offer documents sent to investors when an offer is made.

Response 1. The Fund respectfully acknowledges the Staff’s comment and has deleted from the Registration Statement all procedures that the Fund intends to follow at the time it makes a tender offer.

Accounting Comments

General

Comment 2. Please revise the Registration Statement to include current financial statements pursuant to Rule 3-12 of Regulation S-X promulgated under the Securities Act and the Exchange Act, if necessary. The Staff advises the Fund that if the Fund files Form 10-Q before it files the next amended Registration Statement, the financial statements and Management’s Discussion and Analysis in the Registration Statement must be updated to include the most recent interim financial information disclosed in Form 10-Q.

Response 2. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Comment 3. Please confirm in correspondence that all required iXBRL elements in the Registration Statement will be tagged in compliance with Form N-2 and Regulation S-K.

Response 3. The Fund confirms that all required iXBRL elements in the Registration Statement will be tagged in compliance with Form N-2 and Regulation S-K.

David L. Orlic November 22, 2024 Page 3

Pages 22-26 – Fees and Expenses

Comment 4. The Staff reissues Comment 5 from the Prior Letter. Please reconcile the amounts provided in the “Net annual expenses” line of the Fees and Expenses table.

Response 4. The Fund respectfully acknowledges the Staff’s comment and supplementally advises the Staff that Other Expenses include 40 basis points related to Loan Agency (38 basis points) and Loan Administration (2 basis points) fees (the “Reconciling Items”) that the Fund considers outside the Expense Limitation under Section 1 of the Second Amended and Restated Expense Limitation and Reimbursement Agreement (the “Expense Limitation”). The Fund classifies the Reconciling Items as portfolio transaction and other investment-related costs which are excluded from Operating Expenses according to the Expense Limitation.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:	Michael Altschuler, Esq., AMG
Comvest Senior Lending Fund
Christina Fettig, Senior Staff
Accountant